UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2010

Commission File Number 001-31731

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      x        Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                  No      x

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 25, 2010

CHUNGHWA TELECOM CO., LTD.

By:	/s/ Shu Yeh
Name:	Shu Yeh
Title:	CFO & Senior Vice President

Index to Exhibits

Exhibit	Description
99.1	Press Release, Dated February 25, 2010, Relating to the Announcement for the Convention of 2010 Annual General Shareholders’ Meeting of Chunghwa Telecom Co., Ltd.

99.2	Supplemental announcement, dated February 9, 2010, regarding the Annual Shareholder’s Meeting of Chunghwa Telecom Co., Ltd. on June 18, 2010.

Exhibit 99.1

Announcement for the Convention of 2010 Annual General Shareholders’ Meeting of

Chunghwa Telecom Co., Ltd.

Taipei, Taiwan, R.O.C. February 25, 2010 – Chunghwa Telecom Co., Ltd (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or the “Company”), today announced that the Company will hold its annual general shareholders’ meeting (the “Meeting”) at Chunghwa Telecom Training Institute (No. 168, Minzu Road, Banciao City, Taipei County, Taiwan, R.O.C.) at 9:00 a.m., Friday, June 18, 2010.

As provided in Article 165 of the ROC Company Law, the shareholder register shall be closed for registration of share transfer from April 20 to June 18, 2010. Any person who has acquired Chunghwa’s shares but not registered as a holder of such shares shall apply for registration with the Taishin International Bank Stock Affairs Department (B1, No. 96, Sec.1, Jianguo N. Road, Taipei, Taiwan, R.O.C.) by 4:30 p.m., April 19, 2010, in person, or before April 19, 2010 by post, as per postal office stamp date.

The period (the “Submission Period”) for shareholders holding at least 1% of outstanding Chunghwa shares to submit any shareholder proposals and independent director nominations with Chunghwa for voting at the Meeting is from 9:00 a.m. to 5:00 p.m., April 9 to April 20, 2010. Each qualified shareholder can submit one proposal and up to three independent director nominations. All submissions must be made in Chinese, be less than 300 characters and be made to the Finance Department of Chunghwa Telecom Co., Ltd. (21-3 Xinyi Rd., Sec. 1, Taipei, Taiwan, R.O.C.) within the Submission Period in accordance with Article 172-1 of the ROC Company Law.

As provided under Section 4.7(b) and (c) of the Amended and Restated Deposit Agreement (the “Deposit Agreement”) among the Company, JPMorgan Chase Bank, N.A. (“JPMorgan”) and all holders and beneficial owners from time to time of American Depositary Receipts (“ADRs”) issued thereunder and the Company’s Amended Articles of Incorporation, holders that individually or together with other holders hold at least 51% of the ADRs outstanding at the Shareholder Record Date are entitled to submit one written proposal and up to three independent director nominations for voting at the general shareholders’ meeting of the Company. The proposal must be submitted in Chinese to Ms. Sally Chen, ADR Client Services of JPMorgan Chase Bank N.A. Taipei Branch (8/F, No. 108, Xinyi Rd. Sec. 5, Taipei, Taiwan, R.O.C.) at least five business days prior to the expiry of the Submission Period and be less than 300 characters in length.

For more information in connection with the proposal right of holders of ADRs, please refer to a form of the Deposit Agreement as an exhibit to the Company’s registration statement on Form F-6 (File No. 333-147321) which was filed with U.S. Securities and Exchange Commission (the “SEC”) and is available on the SEC’s website at www.sec.gov.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) is the leading telecom service provider in Taiwan. Chunghwa Telecom provides fixed line, mobile and Internet and data services to residential and business customers in Taiwan.

If you have any questions in connection with the Meeting, please contact the following person:

Fu-fu Shen

Investor Relations

+886 2 2344 5488

chtir@cht.com.tw

21-3 Xinyi Road, Section 1,

Taipei, Taiwan,

Republic of China

Exhibit 99.2

Supplemental announcement regarding the annual shareholders’ meeting of Chunghwa Telecom Co., Ltd. on June 18, 2010

Date of events: 2010/02/09

Contents:

1. Date of the board of directors’ resolution: 2010/02/09

2. Date for convening the shareholder’s meeting: 2010/06/18

3. Location for convening the shareholders’ meeting: Chunghwa Telecom Training Institute (No. 168, Minzu Road, Banciao City, Taipei County, Taiwan, R.O.C.)

4. Cause or subjects for convening the meeting:

(1) Reports:

a. 2009 business report

b. 2009 supervisors’ audit report

(2) Issues to be approved by shareholders:

a. Acceptance of 2009 business report and financial statements

b. Approval of the proposal for the distribution of 2009 earnings

(3) Issues to be discussed:

a. Revision of the Articles of Incorporation

(4) Elections:

a. The 6th directors and supervisors elections

(5) Other business and special motions: n/a

5. Book closure starting and ending dates: 2010/04/20~2010/06/18

6. Any other matters that need to be specified: None